UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                         BKF CAPITAL GROUP, INC.
-------------------------------------------------------------------------------
                             (Name of Issuer)

                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                      (Title of Class of Securities)

                                05548G102
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                             (CUSIP Number)

       John A. Levin                                Alan M. Klein
  John A. Levin & Co., Inc.                 Simpson Thacher & Bartlett LLP
    One Rockefeller Plaza                         425 Lexington Avenue
   New York, New York 10020                   New York, New York 10017-3954
       (212) 332-8400                                (212) 455-2000

-------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           MARCH 3, 2006
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 2 of 8
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Levin

________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                        (b) [_]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Not applicable
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           236,418 shares
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            139,987 shares
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
      WITH
                    9      SOLE DISPOSITIVE POWER

                           236,418 shares
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           139,987 shares
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      376,405 shares
________________________________________________________________________________

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.77%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 3 of 8

                             AMENDMENT NO. 6 TO
                                SCHEDULE 13D


Item 1.  Security and Issuer

Item 1 is hereby amended by the addition of the following paragraph:

"This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on July 8, 1996 and amended on March 23, 2000, December 23, 2004, August 25, 2005, January 18, 2006 and February 9, 2006 relating to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of BKF Capital Group, Inc., a Delaware corporation ("BKF"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D."

Item 2.  Identity and Background

No material change.

Item 3.  Source and Amount of Funds or Other Consideration

No material change.

Item 4.  Purpose of Transaction

No material change.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

     Mr. Levin's beneficial ownership of Common Stock is as follows:

          (a)    Number of shares beneficially owned:

                 376,405

          (b)    Percent of class:

                 4.77%(1)


(1) Such percentage is based upon 7,898,422 shares of Common Stock outstanding, which is the total number of shares reported by BKF as of December 31, 2005 on Form 10-Q for the quarterly period ended September 30, 2005.

                                SCHEDULE 13D

CUSIP No. 05548G102                                            Page 4 of 8


          (c)     Number of shares as to which Mr. Levin has:

                  (i)     Sole power to vote or to direct the vote:
                          236,418

                  (ii)    Shared power to vote or to direct the vote:
                          139,987

                  (iii) Sole power to dispose or to direct the disposition of: 236,418

                  (iv) Shared power to dispose or to direct the disposition of: 139,987

         Mr. Levin is deemed to be the beneficial owner of 376,405 shares of Common Stock as a result of the following:

                          (a) Mr. Levin directly owns 236,418 shares of Common Stock over which he has sole voting and dispositive power.

                          (b) 4,017 shares of Common Stock are owned by revocable trusts with respect to which Mr. Levin was the grantor. Mr. Levin shares voting and dispositive power over these shares.

                          (c) 30 shares of Common Stock are held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse. Mr. Levin shares voting and dispositive power over these shares.

                          (d) 135,940 shares of Common Stock are owned by a family foundation of which Mr. Levin is an executive officer and a director. Mr. Levin shares voting and dispositive power over these shares.

Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that Mr. Levin is the beneficial owner of the shares referred to in paragraphs (b), (c) and (d) above.

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Mr. Levin during the past 60 days are set forth on Annex A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

Except as stated in this filing, Mr. Levin has not effected any transaction in the shares of Common Stock during the past 60 days.

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 5 of 8


                          (d) See paragraphs (b), (c) and (d) in Item 5(c) above.

                          (e) As of March 3, 2006, Mr. Levin ceased to be the beneficial owner of more than five percent of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.  Exhibits.

No material change.

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 6 of 8


                                  SIGNATURE

After reasonable inquiry and to his best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2006

                                             By:  /s/ John A. Levin
                                                 -----------------------------
                                                 John A. Levin

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 7 of 8


                                  Annex A

           TRANSACTIONS IN COMMON STOCK ATTRIBUTABLE TO MR. LEVIN


(a)  Shares directly owned by Mr. Levin:


     No. of Shares     Average price          Dates          Buy/Sell
     -------------     -------------          -----          --------
         1,281             $13.63           02-15-2006          Sell
         3,278             $13.53           02-16-2006          Sell
         2,174             $13.60           02-17-2006          Sell
        18,000             $13.43           02-21-2006          Sell
         5,000             $13.43           02-23-2006          Sell
        10,000             $13.40           02-28-2006          Sell
         1,000             $13.40           03-01-2006          Sell
         5,000             $13.37           03-02-2006          Sell
         6,600             $13.21           03-03-2006          Sell
         8,400             $13.02           03-06-2006          Sell



(b) Shares owned by revocable trusts with respect to which Mr. Levin was the grantor:


     No. of Shares     Average price          Dates          Buy/Sell
     -------------     -------------          -----          --------
           7               $13.63           02-15-2006          Sell
          10               $13.53           02-16-2006          Sell
           5               $13.60           02-17-2006          Sell

(c) Shares held in accounts managed by John A. Levin & Co. for the benefit of Mr. Levin's spouse:

     No. of Shares     Average price          Dates          Buy/Sell
     -------------     -------------          -----          --------
          10               $13.63           02-15-2006         Sell
          15               $13.53           02-16-2006         Sell
           7               $13.60           02-17-2006         Sell


(d) Shares owned by a family foundation of which Mr. Levin is an executive officer and director:

     No. of Shares     Average price          Dates          Buy/Sell
     -------------     -------------          -----          --------
         1,202             $13.63           02-15-2006         Sell
         1,697             $13.53           02-16-2006         Sell

                                SCHEDULE 13D


CUSIP No. 05548G102                                            Page 8 of 8


           814             $13.60           02-17-2006         Sell
         5,600             $13.02           03-06-2006         Sell